UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Great Elm Capital Corp.
(Name of Issuer)

 Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

390320109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320109

1.	Names of Reporting Persons Lenders Funding, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,397,436
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,397,436

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,397,436
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.63%
12.	Type of Reporting Person (See Instructions) OO

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1.	Names of Reporting Persons Robert Zadek
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,397,436
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,397,436

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,397,436
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.63%
12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 390320109

Item 1.	Security and Issuer.

	(a)	Name of Issuer
Great Elm Capital Corp.

	(b)	Address of Issuer’s Principal Executive Offices
800 South Street, Suite 230, Waltham, MA 02453

Item 2.	Identity and Background.

	(a)	Name of Persons Filing

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

(i) Lenders Funding, LLC, with respect to the Common Stock owned by it; and

(ii) Robert Zadek as Chief Executive Officer of Lenders Funding, LLC. Mr. Zadek disclaims beneficial ownership of the common stock held by Lenders Funding, LLC except to the extent of his pecuniary interest therein. In addition, the filing of this Schedule 13G by Mr. Zadek should not be construed as an admission that he is, and he disclaims that he is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the common stock covered by this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence
The principal business address for each of the Reporting Persons is 523 A Avenue, Coronado CA 92118

	(c)	Citizenship
For citizenship of Reporting Persons, see Item 4 of the cover sheet for each Reporting Person.

	(d)	Title of Class of Securities
Common Stock, Par Value $0.01 per share

	(e)	CUSIP No.
390320109

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Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: As of December 31, 2021, Lenders Funding, LLC beneficially owned 3,397,436 shares of Common Stock of Great Elm Capital Corp. Robert Zadek, as Chief Executive Officer of Lenders Funding, LLC, may be deemed to be the beneficial owner of the shares owned directly by Lenders Funding, LLC.

(b)

Percent of class: 12.63% (based on 26,905,668 shares of Common Stock outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,397,436

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,397,436

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

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CUSIP No. 390320109

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Lenders Funding, LLC

Dated: February 4, 2022	By:	/s/ Robert Zadek
	Name:	Robert Zadek
	Title:	Chief Executive Officer

Dated: February 4, 2022	By:	/s/ Robert Zadek
	Name:	Robert Zadek

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock of Great Elm Capital Corp. dated as of February 4, 2022 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Lenders Funding, LLC

Dated: February 4, 2022	By:	/s/ Robert Zadek
	Name:	Robert Zadek
	Title:	Chief Executive Officer

	By:	/s/ Robert Zadek
	Name:	Robert Zadek

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